September 17, 2021

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bonanza Creek Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 27, 2021

File No. 333-257882

Ladies and Gentlemen:

Set forth below are the responses of Bonanza Creek Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2021, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-257882, filed with the Commission on August 27, 2021 (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-4 filed August 27, 2021

Note 6. Crestone Peak Preliminary Acquisition Accounting and Pro Forma Adjustments Crestone Peak Pro Forma Adjustments, page 261

1.

We note your response to comment 2. Please further explain why you believe capitalizing interest incurred on the $250 million Bonanza Creek credit facility that will be used to payoff the amount outstanding on the Crestone Peak credit facility as of June 30, 2021 is appropriate. Please also provide reference to the technical guidance that supports your accounting and presentation in the pro forma financial statements.

RESPONSE: We capitalized the interest incurred on the $250.0 million of borrowings on the Bonanza Creek credit facility consistent with the guidance in Accounting Standards Codification 835, Capitalization of Interest (“ASC 835”). ASC 835-20-05-01 provides for the capitalization of interest costs as a part of the historical cost of acquiring certain assets, which includes the costs necessary to bring the asset to the condition and location necessary for its intended use.

Securities and Exchange Commission

September 17, 2021

Accordingly, assets that qualify for interest capitalization are those produced for a company’s own use, which includes oil and gas properties and facilities.

The $231.5 million outstanding (net of $3.9 million of deferred financing costs) as of June 30, 2021 on the Crestone Peak credit facility was borrowed for purposes of developing oil and gas properties. Bonanza Creek expects to borrow $250.0 million under its credit facility to repay and replace the Crestone Peak credit facility and to fund Bonanza Creek’s future development activity.

Accordingly, the pro forma interest expense adjustments for the six months ended June 30, 2021 and the year ended December 31, 2021 have been presented net of capitalized interest of $0.6 million and $1.8 million, respectively, as it relates to total pro forma interest expense that would have been incurred on the $250.0 million of borrowings on the Bonanza Creek credit facility. The remaining pro forma interest expense adjustments relate to the pro forma commitment fees and the pro forma amortization of the deferred financing costs on the additional borrowings.

2.

We note you decreased the fair value of proved and unproved properties in the preliminary purchase price allocations found on pages 255 and 260 of the pro forma financial statements. However, it appears that the remaining asset and liability balances are unchanged from the balances recorded in the historical balance sheets of Extraction and Crestone Peak as of June 30, 2021. Please address the following points:

•

Explain in reasonable detail, the additional information identified and analysis performed, including assumptions used, that supports the reductions to the fair value of the proved and unproved properties of Extraction and Crestone Peak since your last amendment.

•	Tell us why you have not adjusted the fair values of other assets and liabilities in the fair value allocation, including the derivative assets and liability balances.

•	Explain why you believe no goodwill or gain from a bargain purchase should be recorded related to these acquisitions.

RESPONSE: We have prepared the preliminary fair value estimates of proved and unproved properties of Extraction and Crestone Peak consistent with the guidance in ASC 805, Business Combinations. Per the guidance provided in ASC 805-20-30-1, we have measured the identifiable assets acquired and liabilities assumed at their acquisition-date fair values, which are as of a preliminary date for purposes of Amendment No. 1 to our Registration Statement on Form S-4.

With respect to information identified, analysis performed, and assumptions used, for purposes of estimating the preliminary fair values of proved and unproved properties of Extraction and Crestone Peak, the majority of the reductions were based on the decreased forward strip price of oil used between our initial Form S-4 filing date of July 14, 2021 and the filing date of Amendment No. 1 on August 27, 2021, as summarized below:

Securities and Exchange Commission

September 17, 2021

	S-4 Filed on July 14, 2021		S-4/A Filed on August 27, 2021		Change
Forward strip prices	Oil	Gas	Oil	Gas	Oil	Gas
2021	$71.52	$3.25	$68.03	$3.98	$(3.49)	$0.73
2022	65.56	2.97	64.92	3.51	(0.64)	0.54
2023	60.63	2.72	60.55	3.05	(0.08)	0.33
2024	57.57	2.66	57.32	2.85	(0.25)	0.19
2025	57.57	2.66	57.32	2.85	(0.25)	0.19

Other assumptions we made in performing the preliminary fair value estimates included the discount rate, inflation factor and risk rating of probable reserves. For pro forma purposes, each of these inputs was considered to be within a reasonable range based on what a market participant would expect to receive to sell such assets in an orderly transaction, consistent with the definitions of fair value and market participant provided in ASC 805-20-20.

With respect to the current and noncurrent assets acquired and liabilities assumed (including the derivative assets and liabilities) other than proved and unproved oil and gas properties, prior to the close date of the Extraction and Crestone Peak acquisitions, we are limited in our access to, and availability of, detailed information from Extraction and Crestone Peak. Therefore, we have assumed that book value approximates fair value and would not be materially different from the expected values at the respective acquisition dates. We do not have sufficient information to reasonably estimate whether there should be pro forma adjustments to those assets and liabilities.

Our assessment that no goodwill or bargain purchase should be recorded with respect to the Extraction or Crestone Peak acquisitions as of the date of our preliminary purchase price allocation for pro forma purposes is based on the allocation of the purchase price to the fair value of the net assets acquired in applying the acquisition method of accounting. The underlying inputs, specifically commodity prices as it relates to the fair value of the oil and gas properties, tend to trend in their respective movements with the company’s stock price, particularly the price of oil, such that changes in the fair value align directionally with changes in the stock merger consideration for the Extraction and Crestone Peak acquisitions.

Between July 7, 2021 (the date used for the closing price of the company’s common stock in our July 14, 2021 filing), and August 25, 2021 (the date used for the closing price of the company’s common stock in our August 27, 2021 filing), the price of our common stock decreased by $8.91 per share, from $46.35 per share to $37.44 per share, representing a decrease of 19%. While the decrease in the price of our common stock caused a reduction in merger consideration for the Extraction and Crestone Peak acquisitions, the decrease in forward strip prices significantly influenced the allocation of value to oil and gas properties which was partially offset by changes in liabilities assumed between the periods presented. Using these facts, we determined that the fair value of the net assets acquired fell within a reasonable valuation range based on the reduced consideration for these acquisitions.

Securities and Exchange Commission

September 17, 2021

Management of the company also assessed the ranges of fair values of oil and gas properties for each of the Extraction and Crestone Peak acquisitions as compared to the goodwill or gain from a bargain purchase that could result based on changes in our stock price. As demonstrated by the sensitivity analysis presented below, a 20 percent (20%) change in our stock price would result in a potential $253 million and $129 million of goodwill and $(229) million and $(96) million of gain from a bargain purchase for the Extraction and Crestone acquisitions, respectively.

BCEI stock price sensitivity	XOG		CPR
	Goodwill	Bargain Purchase	Goodwill	Bargain Purchase
	(in millions)
10% change	$117	$(92)	$45	$(17)
15% change	$185	$(161)	$87	$(54)
20% change	$253	$(229)	$129	$(96)

Based on this analysis, we determined that there was a reasonable range as it relates to the fair values of oil and gas properties with respect to the Extraction acquisition and the Crestone Peak acquisition that would not result in recording goodwill or a gain from a bargain purchase.

Once each acquisition closes and the respective acquisition dates become known, we will follow the guidance in ASC 805-10-25, paragraphs 13 through 19, as well as ASC 805-30-30 and ASC 805-30-25, which may or may not result in recording goodwill or gain from a bargain purchase, as disclosed in footnote 5 and footnote 6 of Amendment No. 1 for the Extraction and Crestone Peak acquisitions, respectively.

*****

Securities and Exchange Commission

September 17, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Stephen M. Gill or Shelley A. Barber of Vinson & Elkins L.L.P., at (713) 758-4458 and (212) 237-0022, respectively.

Sincerely

/s/ Shelley A. Barber
Shelley A. Barber

Enclosures

cc:

John Hodgin, Securities and Exchange Commission

Myra Moosariparambil, Securities and Exchange Commission

Craig Arakawa, Securities and Exchange Commission

Lauren Nguyen, Securities and Exchange Commission

Skip Marter, Bonanza Creek Energy, Inc.

Stephen M. Gill, Vinson & Elkins L.L.P.

Eric Christ, Extraction Oil & Gas, Inc.

Julian Seiguer, P.C., Kirkland & Ellis L.L.P

Doug Bacon, P.C., Kirkland & Ellis L.L.P

Bryan Flannery, Kirkland & Ellis L.L.P